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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                  SCHEDULE 13G/A


                    Under The Securities Exchange Act of 1934

                               (AMENDMENT NO. 4)*

                          Nova Measuring Instruments Ltd.
 -------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    M7516K103
 -------------------------------------------------------------------------------
                                 (CUSIP Number)


                                February 15, 2012
 -------------------------------------------------------------------------------
             (Date of Event which requires filing of this statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:


            \x\     Rule 13d-1(b)

            \x\     Rule 13d-1(c)

            \ \     Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).














CUSIP No. M7516K103                         13G               Page 2  of 6 Pages
------------






--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO OF ABOVE PERSON
                          Invicta Capital Management, LLC

                          33-1206133
--------------------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                            (a)     / /

                                                            (b)     / /

--------------------------------------------------------------------------------
3         SEC USE ONLY


--------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION


                                    New York
--------------------------------------------------------------------------------



                              5        SOLE VOTING POWER

                                        912,900
       NUMBER OF              --------------------------------------------------
  SHARES BENEFICIALLY         6        SHARED VOTING POWER
       OWNED BY
         EACH                               -
       REPORTING              --------------------------------------------------
      PERSON WITH             7        SOLE DISPOSITIVE POWER

                                        912,900
                              --------------------------------------------------
                              8     SHARED DISPOSITIVE POWER

                                            -
--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                        912,900
--------------------------------------------------------------------------------
10       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                            -
--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                            3.5%
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON*

                                            IA
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!






CUSIP No. M7516K103                  13G                      Page 3  of 6 Pages
   -------------






--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO OF ABOVE PERSON
                                Gregory A. Weaver


--------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (c)  / /

                                                                      (d)  / /

--------------------------------------------------------------------------------
3              SEC USE ONLY


--------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION


                          U.S.A.
--------------------------------------------------------------------------------

                         5        SOLE VOTING POWER

 NUMBER OF                                     -
 SHARES BENEFICIALLY     -------------------------------------------------------
 OWNED BY                6        SHARED VOTING POWER
 EACH
 REPORTING                         912,900 - (See Schedule Item 4
 PERSON WITH                                 incorporated by reference)
                         -------------------------------------------------------
                         7        SOLE DISPOSITIVE POWER

                                               -
                         -------------------------------------------------------
                         8        SHARED DISPOSITIVE POWER

                                   912,900 - (See Schedule Item 4
                                              incorporated by reference)

--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   912,900 - (See Schedule Item 4
                                              incorporated by reference)
--------------------------------------------------------------------------------
10       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                 -
--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                            3.5%
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON*

                                            IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!





CUSIP NO. M7516K103                       SCHEDULE 13G       Page  4 of  6 Pages



ITEM  1 (a).   NAME OF ISSUER:
               Nova Measuring Instruments Ltd.

ITEM  1 (b).   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
               Weizmann Science Park, Einsteing St., Building 22, 2nd Floor
		Ness-Ziona, Israel

ITEM  2 (c).   NAME OF PERSON FILING:
               Invicta Capital Management, LLC ("ICM"),
               Gregory A. Weaver, Gregory A. Weaver is the controlling member of ICM.

ITEM  2 (b).   ADDRESS OR PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
               The address of the principal business office of each reporting person is: 60 East 42nd St, New York, NY 10165.


ITEM  2 (c).   CITIZENSHIP:
               Invicta Capital Management, LLC New York
	       Gregory A Weaver, United States

ITEM 2 (d).    TITLE OF CLASS OF SECURITIES:
               Common Stock

ITEM 2 (e).    CUSIP NUMBER:
               M7516K103

ITEM 3 (e)     THE PERSONS FILING THIS SCHEDULE, PURSUANT TO
               PARAGRAPH 240.13d-1(b)  ARE A:
               (X) Parent Holding Company or control person in accordance with Rule 13d-a(b)(1)(ii)(G);

ITEM 4.        OWNERSHIP:

               The following percentage interest calculations for each of the Reporting Persons are based on the Issuer having
	       26,425,000 shares of common stock outstanding as of December 31, 2011, as reported in the Issuer Form 6-K filed with the Securities and Exchange Commission on February 15, 2012. ICM owns beneficially 912,900 shares of the Issuer common stock, which constitutes approximately 3.5% of the outstanding shares of such stock. ICM and Mr. Weaver share the power to vote or to direct the vote and to dispose or to direct the disposition of such shares. Gregory A. Weaver because of his position as the control person of ICM, may be deemed to be beneficial owner of the 912,900 shares in that he might be deemed to share the power to direct the voting or disposition of the securities.



CUSIP NO. M7516K103                    SCHEDULE 13G          Page  5 of  6 Pages




ITEM 5.        OWNERSHIP OF MORE THAN FIVE PERCENT OR LESS OF A CLASS:
               If this statement is being filed to report the fact that as of the date here of the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following /X/.



ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
               The shares reported are held in institutional accounts for the economic benefit of the beneficiaries of those accounts.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
               COMPANY:

               Not applicable.

ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
               Not applicable.

ITEM 9.        NOTICE OF DISSOLUTION OF GROUP:
               Not applicable.

ITEM 10.       CERTIFICATION:
               BY SIGNING BELOW I CERTIFY THAT, TO THE BEST OF MY KNOWLEDGE AND BELIEF, THE SECURITIES REFERRED TO ABOVE WERE ACQUIRED AND ARE HELD IN THE ORDINARY COURSE OF BUSINESS AND WERE NOT ACQUIRED AND ARE NOT HELD FOR THE PURPOSE OF OR WITH THE EFFECT OF CHANGING OR INFLUENCING THE CONTROL OF THE ISSUER OF SUCH THE SECURITIES AND WERE NOT ACQUIRED AND ARE NOT HELD IN CONNECTION WITH OR AS A PARTICIPANT IN ANY TRANSACTION HAVING SUCH PURPOSES OR EFFECT.

               SIGNATURE:
               AFTER REASONABLE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

                                         Invicta Capital Management LLC

February 24, 2012                        /s/ Gregory A. Weaver
---------------------------        By:   --------------------------------------
         DATED                           Gregory A. Weaver
                                         President


                                         /s/ Gregory A. Weaver
                                   By:   --------------------------------------
                                         Gregory A. Weaver







CUSIP NO. M7516K103            SCHEDULE 13G                Page  6  of  6  Pages





                                    EXHIBIT 1

                  AGREEMENT AS TO JOINT FILING OF SCHEDULE 13G



This agreement is made pursuant to Rule 13d-1(f)(1) under the Securities and Exchange Act of 1934, as amended (the "Act"), by and among the parties listed below, each referred to herein as "Joint Filer". The Joint Filers agree that a statement of beneficial ownership as required by Section 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13G and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under rule 13d-1.


                                          Invicta Capital Management LLC

February 24, 2012                        /s/ Gregory A. Weaver
---------------------------        By:   --------------------------------------
         DATED                           Gregory A. Weaver
                                         President


                                         /s/ Gregory A. Weaver
                                   By:   --------------------------------------
                                         Gregory A. Weaver